2005 Market Street, Suite 2600 Philadelphia, PA 19103-7098 T: (215) 564-8071 F: (215) 564-8120

September 27, 2019

Via EDGAR Transmission

Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:
Review of Shareholder Reports for Delaware Pooled® Trust (811-06322), Delaware Group® Equity Funds IV (811-04413), Delaware Group®
Limited-Term Government Funds (811-03363), and Macquarie Global Infrastructure Total Return Fund Inc. (811-21765)

Dear Mr. Long:

On behalf of Delaware Pooled Trust, Delaware Group Equity Funds IV, Delaware Group Limited-Term Government Funds, and Macquarie Global Infrastructure Total Return Fund Inc. (the “Registrants,” and the relevant series therein, each a “Fund”), the following are the Registrants’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated telephonically on August 7, 2019 with respect to the Registrants’ most recent shareholder reports (each, a “Shareholder Report” and collectively, the “Shareholder Reports”).  Each Staff comment is summarized below, followed by the Registrants’ response to the comment.

1.
Comment: Please provide further detail as to the change in valuation methods noted in Item B.20 of the Form N-CEN filings for Macquarie Core Plus Bond Portfolio and Delaware Limited-Term Diversified Income Fund. Specifically, please provide a description about what prompted the changes and the related impact on the Funds.

Mr. Jeff Long
September 27, 2019

Response: The Funds (through the Board-approved Pricing Committee) continuously monitor pricing and valuation techniques and methodologies with respect to the securities held in the Funds.  The valuation method for Interest Only and Principal Only securities was changed from mean to bid.  This change was effective September 4, 2018, as we believed at that time, and continue to so believe, that bid pricing is more indicative of the price where transactions are executing in the market and is in accordance with the pricing and valuation requirements applicable to the Funds under the Investment Company Act of 1940, as amended.  The change did not materially impact the Funds.

2.
Comment: Both Delaware Small Cap Growth Fund and Delaware Global Listed Real Assets Fund (formerly, Delaware REIT Fund) had portfolio turnover rates of over 100% for each of the last three fiscal years. Explain if active and frequent trading is a principal investment strategy for the Funds. If so, please add related risk and strategy disclosure to future registration statements.

Response: Delaware Small Cap Growth Fund and Delaware Global Listed Real Assets Fund do not engage in an active trading strategy. Each Fund’s portfolio turnover rate is a by-product of the Fund’s investment strategy.

3.
Comment: As of the fiscal year end, Delaware Smid Cap Growth Fund had greater than 25% of its assets invested in the technology sector per its most recent Shareholder Report. Please consider adding appropriate risk disclosure to the Fund’s registration statement if this is anticipated to continue.

Response: The requested changes will be made.

4.
Comment: Given that the Oct. 31, 2018 Shareholder Report for Macquarie High Yield Bond Portfolio states that as of Oct. 31, 2018, the aggregate value of Rule 144A securities was $38,445,883, which represents 49.46% of the Portfolio’s net assets, disclose the risks of investing in 144A securities or other restricted securities in registration statement going forward.

Response: The requested changes will be made.

5.
Comment: Please account for the following fee discrepancy for the Macquarie Emerging Markets Portfolio. In the performance summary section, a purchase reimbursement fee of 0.40% and redemption reimbursement fee of 0.45% are cited, whereas in the footnotes to the financial highlights, it states that the Portfolio charges a 0.55% purchase reimbursement fee and a 0.55% redemption reimbursement fee.

Response: The Registrant confirms that the purchase reimbursement fee of 0.40% and redemption reimbursement fee of 0.45% cited for the Portfolio are correct.  Effective November 1, 2017, the purchase reimbursement fee changed from 0.55% to 0.40% and the redemption reimbursement fee changed from 0.55% to 0.45%. The Registrant will ensure that the correct fees are included in future footnotes to the financial highlights.

Mr. Jeff Long
September 27, 2019

6.	Comment: Please disclose the reason for Delaware Pooled Trust’s amended filing on Form N-CEN on March 8, 2019 and provide a description of what changed from the original filing.

Response: For Item C.9 of Form N-CEN, the SEC informed us that a CRD number is required for the advisor.  An amended filing was completed using the business trust that the advisor is a series of which has a CRD number.

* * *

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/ Taylor Brody
Taylor Brody

cc:	Daniel Geatens
Earthen Johnson
Macquarie Investment Management